January 24, 2020

James D. Graham
Executive Vice President, Chief Legal Officer & Secretary
Cleveland-Cliffs Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114-2315

       Re: Cleveland-Cliffs Inc.
           Registration Statement on Form S-4
           Filed January 8, 2020
           File No. 333-235855

Dear Mr. Graham :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed January 8, 2020

Unaudited Forecasted Financial Information, page 111

1. Please revise your disclosure regarding the various financial projections provided by the management of Cliffs and AK Steel, that were made available to the Cliffs board, the AK
       Steel board and their respective financial advisors to disclose, and quantify as appropriate, the material assumptions underlying these projections and estimates. In this regard, for example, you disclose on page 111 that in some cases you used different assumptions, including prices of certain commodities utilized in each company's businesses. We note disclosure that various forecasts included adjustments to the macro-economic input assumptions, including assumptions for potential steel, energy and raw material prices.
 James D. Graham
Cleveland-Cliffs Inc.
January 24, 2020
Page 2
Certain Expected Synergies, page 118

2. We note disclosure that AK Steel and Cliffs jointly prepared certain unaudited synergy estimates that were projected by Cliffs and AK Steel management to result from the
         Merger and be realized by the combined company for the fiscal years ending
         December 31, 2020 through December 31, 2024. AK Steel management then adjusted these jointly prepared synergy estimates to assume a longer timeframe for the projected synergies, as well as assumptions with respect to the cost and time frame to achieve such synergies by the combined company. Please revise to disclose the material assumptions underlying the estimated synergies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJames D. Graham                             Sincerely,
Comapany NameCleveland-Cliffs Inc.
                                                              Division of
Corporation Finance
January 24, 2020 Page 2                                       Office of Energy
& Transportation
FirstName LastName